

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc. dba. CHA Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village, (City) CO (State) 80111-2512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Scott 720.330.6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional
(Name – *if individual, state last, first, middle name*)

5670 Greenwood Plaza Blvd., Suite 200 (Address) (City) Greenwood Village, CO (State) 80111-2512 (Zip Code)



RECD S.E.C.
MAR 4 2009
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc. dba. CHA Financial Advisors, as of March 3, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title



Notary Public 3/3/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


JDS professional group
certified public accountants, consultants and advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

In planning and performing our audit of the financial statements and supplemental schedules of Support Services Financial Advisors, Inc. dba CHA Financial Advisors (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5670 Greenwood Plaza Blvd., Suite 200 • Greenwood Village, CO 80111-2405 • 303 771 0123 • 303 771 0078 fax
www.jdscpagroup.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

February 16, 2009

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Financial Statements As Of December 31, 2008 And 2007

Together With Independent Auditors' Report

JDS professional group
certified public accountants, consultants and advisors

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors ("SSFA") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SSFA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support Services Financial Advisors, Inc. dba CHA Financial Advisors as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

February 16, 2009

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5670 Greenwood Plaza Blvd., Suite 200 • Greenwood Village, CO 80111-2405 • 303 771 0123 • 303 771 0078 fax
www.jdscpagroup.com

ASSETS	2008	2007
Cash	$ 131,802	$ 93,735
Accounts receivable, trade	22,011	24,071
Prepaid expenses	3,337	1,153
Deferred tax asset	0	31,725
TOTAL ASSETS	$ 157,150	$ 150,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 913	$ 178
Income taxes payable	9,309	0
Payable to SSI	15,290	36,275
Accrued expenses	19,618	19,016
Total Liabilities	45,130	55,469
Stockholders' Equity:		
Common stock	5,000	5,000
Paid-in capital	98,410	98,410
Retained earnings	8,610	(8,195)
Total Stockholders' Equity	112,020	95,215
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 157,150	$ 150,684

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Income
For The Years Ended December 31, 2008 And 2007

	2008	2007
Revenue:		
Commission and related revenue	$ 281,708	$ 281,508
Other income	0	35,000
Total Revenue	281,708	316,508
Expenses:		
SSI services	210,202	233,895
Office expenses	14,988	11,799
Professional fees	18,073	12,662
Travel and meetings	6,631	4,822
Occupancy	5,700	5,496
Total Expenses	255,594	268,674
Net income before income taxes	26,114	47,834
Income tax (expense) benefit	(9,309)	31,725
NET INCOME	$ 16,805	$ 79,559

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Changes In Stockholders' Equity
For The Years Ended December 31, 2008 And 2007

	Common Stock		Paid-In	Retained	Total Stockholder
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2006	1,000	$ 5,000	$ 98,410	$ (87,754)	$ 15,656
Net Income				79,559	79,559
Balance, December 31, 2007	1,000	$ 5,000	$ 98,410	$ (8,195)	$ 95,215
Net Income				16,805	16,805
Balance, December 31, 2008	1,000	$ 5,000	$ 98,410	$ 8,610	$ 112,020

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Cash Flows
For The Years Ended December 31, 2008 And 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 16,805	$ 79,559
Deferred income tax valuation allowance	0	(31,725)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease (increase) in accounts receivable	2,060	(4,724)
(Increase) decrease in prepaid expenses	(2,184)	190
Decrease in deferred income tax	31,725	0
Increase in income tax payable	9,309	0
Increase (decrease) in accounts payable	735	(842)
(Decrease) increase in payable to SSI	(20,985)	13,936
Increase (decrease) in accrued expenses	602	(1,469)
Net cash provided by operating activities	38,067	54,925
NET INCREASE IN CASH AND CASH EQUIVALENTS	38,067	54,925
Cash and Cash Equivalents, Beginning Of Year	93,735	38,810
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 131,802	$ 93,735

The accompanying notes are an integral part of the financial statements.

---

(1) Nature Of Company

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of the Support Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association, a non-profit organization.

(2) Summary Of Significant Accounting Policies

Basis Of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash And Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

Accrued Expenses

Accrued expenses include vacation and sick leave that SSFA's personnel have earned but not yet taken as of year end.

Allowance For Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

SSFA's parent company SSI uses the asset and liability method as identified in Statements of Financial Accounting Standards No. 109, Accounting For Income Taxes. SSI allocates current and deferred taxes by applying the same method to SSFA as if it was a separate taxpayer.

(3) Concentrations

During the years ended December 31, 2008 and 2007, SSFA received 72% and 65% respectively, of its commissions from one company.

(4) Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(5) Net Capital Requirements

SSFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2008 and 2007, SSFA had net capital of $107,720 and $61,219 respectively, which was $102,720 and $56,219 respectively, in excess of its required net capital of $5,000. SSFA's net capital ratio was 1 to 3 and 1 to 1, as of December 31, 2008 and 2007, respectively.

(6) Deferred Tax Assets

Under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting For Income Taxes*, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2008 and 2007, are as follows:

	2008	2007
Net operating loss carryforward	$ -0-	$ 31,725
Valuation allowance	-0-	-0-
Deferred income tax asset, net	$ -0-	$ 31,725

For the years ended December 31, 2008 and 2007, the net change in the valuation allowance amounted to $0 and $49,460 respectively. SSI utilized the net operating loss carryforward and accordingly, paid SSFA for the utilization of the income tax benefit in the amount if $31,725 during the year ended December 31, 2008.

(8) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business ("business"). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses SSI as a contractor for actual personnel costs incurred by SSI on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI.

As discussed in Note 6, SSI paid SSFA $31,725 for utilization of the deferred tax asset.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Computation Of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As Of December 31, 2008

SCHEDULE I

	2008
Net capital	
Total stockholders' equity qualified for net capital	$ 112,020
Total capital	112,020
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	963
Prepaid expenses	3,337
Net capital	$ 107,720
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 913
Payable to SSI	15,290
Accrued expenses	19,618
Total aggregate indebtedness	$ 35,821
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1000 percent	$ 102,720
Ratio: Aggregate indebtedness to net capital	1 to 3
Reconciliation with SSFA's computation:	
Net capital, as reported in SSFA's Part II	
(unaudited) FOCUS report	$ 105,344
Other adjustment	2,376
Adjusted net capital	$ 107,720

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations Made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)